Exhibit 10.5

January 11, 2004

PERSONAL AND CONFIDENTIAL

Gary Patou, M.D.

Re: Terms of Employment

Dear Gary:

In accordance with the contemplated merger (the “Merger”) between a subsidiary of Genome Therapeutics Corp. and Genesoft Pharmaceuticals, Inc. (“Genesoft”) pursuant to the Agreement and Plan of Merger and Reorganization among such parties and Genome Therapeutics Corp. (“Genome” or the “Company”), dated as of November 17, 2003 (the “Merger Agreement”), the following are the terms and conditions that we propose for your employment with Genome following completion of the Merger. If, after reviewing these terms and conditions, you feel that they are acceptable to you, please so indicate by executing a copy of this letter and returning the same to us. Specifically, this letter agreement will confirm in writing the terms of Genome’s offer to you:

1.	This letter agreement will become effective as of the Effective Time (as defined in the Merger Agreement). If the Merger Agreement is terminated prior to the Effective Time for any reason or if the Effective Time does not occur on or before May 4, 2004, this letter agreement will be of no force or effect and neither Genome nor you will be entitled to, and shall have no recourse against the other for, any promises or benefits set forth herein. In addition, unless prior to or immediately following the Merger, Genome raises at least $32 million of additional capital at a per share price of not less than $2.13per share (or if the capital is raised other than through the sale of the Company’s common stock, then the last sale price of the Company’s common stock on the last trading day ending before the announcement of completion of the Merger shall be not less than $2.13 per share), you will have the right to terminate this letter agreement in which case this letter agreement will be of no force or effect as set forth above. In order to exercise the right to terminate this letter agreement as provided in the previous sentence you must, within three (3) days following the first public announcement of the completion of the Merger, deliver written notice to the Company that you are exercising your right to terminate this letter agreement.

2.	Effective on the Effective Time, you will be employed by the Company in the position of Executive Vice President and Chief Medical Officer, reporting to the Chief Executive Officer of the Company. Subject to earlier termination as hereafter provided, your employment hereunder shall continue through January 1, 2005. The term of your employment may be renewed or extended only in a writing of later date signed by you and by an authorized representative of the Company. In addition, you will make yourself available to the Company as a Consultant as follows:

i)	Upon termination of your employment with the Company for any reason other than (a) by the Company for Cause as hereafter defined, (b) by your resignation without Good Reason (as defined below) or (c) pursuant to paragraph 12, you will make yourself available to the Company as a Consultant for a period of one year following the date your employment terminates (the “Consulting Period”).

ii)	During the Consulting Period, you will make yourself available to the Company for up to eight (8) hours per month at times reasonably acceptable to you and the Company to assist the Company in transitioning your job duties and performing such other duties consistent with your previous employment with the Company as may be requested by the Company.

iii)	For all work performed by you as a Consultant during the Consulting Period, you will be paid at the rate of $2,500 for a full eight hour day. Should you work a partial day during the Consulting Period, you will be paid at the rate of $350 per hour. The Company will use reasonable efforts to minimize the travel involved in providing such consulting services. You will keep reasonable records of your time worked. No withholding will be made from any consulting fees. Any out-of-pocket expense you incur as a Consultant with the Company’s prior written consent (for example, travel expenses) will be reimbursed in accordance with the Company’s standard policies for employees.

iv)	During the Consulting Period, you understand and agree that you will not be an employee of the Company and will not be entitled to participate in any employee benefits plans or receive any benefits made available to Company employees except to the extent terminated employees of the Company generally continue to participate in such plans, such as through COBRA benefits. You further understand and agree that you shall be responsible for the payment of all taxes, contributions to the Social Security Trust Fund, and the like.

v)	During the consulting period, you shall not hold yourself out as representing or acting on behalf of the Company, unless expressly authorized to do so by the CEO.

3.	Your duties as Executive Vice President and Chief Medical Officer shall include such duties as set forth from time to time by the CEO consistent with the summary of duties attached hereto as Exhibit A. You acknowledge that over time your duties and responsibilities may diminish in light of the temporary nature of your employment with the Company. Your principal office will be located in South San Francisco or between Palo Alto and South San Francisco and you will be expected to travel only as may be required by the CEO from time to time to perform your duties; provided, however, that you will not be required to travel or to work away from your office for more than five working days per month. The Company will use all reasonable efforts to schedule all such travel and work away from your office to occur within a single work week (starting Monday and ending Friday) each month.

4.	Your base salary during your employment with the Company will be at the annual rate of $315,000, payable in accordance with the regular payroll practices of the Company and subject to increase from time to time by the Board in its discretion.

5.	Your employment hereunder may be terminated by the Company without Cause at any time before January 1, 2005, upon 90 days’ notice to you. You may terminate your employment for Good Reason at any time before January 1, 2005, upon 30 days notice to the Company. In the event of such termination, you will be eligible for severance benefits only as hereafter described, and the Company shall have no further obligations to you.

6.	For purposes of this letter agreement, “Cause” shall mean the commission of any act of fraud, embezzlement or dishonesty by you, any unauthorized use or disclosure by you of confidential information or trade secrets of the Company (or any parent or subsidiary), any breach of the Intellectual Property and Non-Solicitation Agreement (as defined below) or any other intentional misconduct by you adversely affecting the business or affairs of the Company (or any parent or subsidiary) in a material manner or a breach of your obligations under this letter agreement which breach continues, in each instance, for more than 30 days after you receive written notice from the Company of the breach (each such notice shall describe in reasonable detail the circumstances giving rise to such breach). For purposes of this letter agreement, “Good Reason” shall mean a material breach of the Company’s obligations under this letter agreement, which breach continues, in each instance, for more than 30 days after the Company receives written notice from you of the breach (each such notice shall describe in reasonable detail the circumstances giving rise to such breach).

7.	During your employment with the Company, you will be entitled to accrue vacation at the rate of four (4) weeks per year, in addition to holidays observed by the Company. Vacation may be taken at such times and intervals as you shall determine, subject to the business needs of the Company as determined by the CEO. You have already accrued vacation days as a GeneSoft employee and expect to accrue at least two more GeneSoft vacation days before the Effective Time. You will accrue additional vacation days as a Company employee over time consistent with Company policies (but excluding any probationary or “earn-in” period in the Company’s policies). As you take vacation, you will first use your Genome accrued vacation days and then (if applicable) your accrued GeneSoft vacation days. On termination of your employment for any reason you will receive a cash payment equal to your annual salary divided by 260 days and multiplied by the number of unused vacation days, minus applicable withholding.

8.	In addition to your base salary, you will be entitled to the following employee benefits during your employment with the Company

i)	participation in any health insurance and other insurance plan from time to time in effect on the same basis as other executive employees of the Company; and

ii)	participation in any other employee benefit plans from time to time in effect on the same basis as other executive employees of the Company, except to the extent such plans are duplicative of benefits otherwise provided to you under this letter agreement.

Your participation in the Company’s employee benefit plans will be subject to the terms of the applicable plan documents and applicable Company policies, all as from time to time in effect.

9.	The Company will pay you a housing allowance of $6,000 per month until the termination of your employment with the Company.

10.	As a condition of your employment, you must execute and deliver to the Company with this Agreement the Company’s Intellectual Property and Non-Solicitation attached hereto as Exhibit B and incorporated by reference herein (the “Intellectual Property and Non-Solicitation Agreement”). In addition, you will abide by the Company’s strict policy that prohibits any new employee from using or bringing with him or her from any previous employer (other than Genesoft) any confidential information, trade secrets, or proprietary materials or processes of such former employer, and you hereby represent and warrant that you are in compliance with that Company policy.

11.	In the event of that the Company terminates your employment for Cause, or in the event that you resign your employment without Good Reason prior to January 1, 2005, the Company will have no further obligations to you other than paying you any base salary earned but not paid through the date of termination, plus accrued vacation through the date of termination, and providing to you any benefits required by law (such as COBRA) or under the terms of any benefit plan in which you participate at the date of termination.

12.	This letter agreement shall automatically terminate in the event of your death during employment. In the event you become disabled during employment and, as a result, are unable, in the reasonable judgment of the Board, to continue to perform substantially your duties and responsibilities under this agreement, the Company will continue to pay you your base salary as then in effect and to provide you the employee benefits described in this letter agreement, to the extent permitted by plan terms, until the earlier of January 1, 2005 and the date that is twenty-six (26) weeks after your last day of work as a result of such disability. The obligations of the Company to make payments to you due to disability pursuant to this paragraph shall be reduced by the amount of any payments you are entitled to receive pursuant to the Company’s disability insurance policy. If you are, in the reasonable judgment of the Board, unable to return to work after twenty-six (26) weeks of disability, the Company may terminate your employment, effective immediately upon notice to you. Notwithstanding the provisions of paragraph 11 above, in the case of any termination covered by this paragraph, you shall only be entitled to receive the compensation and benefits, if any, expressly provided for in this paragraph. The Company will reimburse you up to $5000 in the aggregate for the cost of life and disability policies that pay, in the event you die or become permanently disabled (as determined above) on or before January 1, 2005, a payment of $449,000 (which is equal to the severance payment to which you would be entitled if you continued working with the Company through January 1, 2005).

13.	During your employment with the Company, you agree that you will not engage in any other employment, consulting or other business activity without the written consent of the Company. In addition, while you render services to the Company, you will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company. You also agree that during the term of your employment with the Company, you will devote your entire attention, on a full-time basis, to the business and affairs of the Company and you will perform your job duties and use your efforts to promote the interests of the Company.

14.	During the term of your employment, upon your request, the Company will agree to allow you to serve on another entity’s Board of Directors, so long as the entity is not competitive with the Company and your service on such Board(s) will not require so much of your time or effort as to materially affect the performance of your duties for the Company. The Company further agrees that it will not unreasonably withhold approval for such request and that your service as a member of the board of directors of Xenon is approved.

15.	Genesoft granted you options to purchase shares of its common stock during your employment by Genesoft and those options are to be assumed by Genome pursuant to the Merger Agreement (the “Genesoft Options”). You and the Company agree that the Genesoft Options shall continue to be governed by their existing terms (including continued vesting during your employment ) as set forth in the option agreements evidencing the Genesoft Options, except (a) to the extent necessary to give effect to the assumption of the Genesoft Options pursuant to the Merger Agreement, and (b) that the options will accelerate and become exercisable in full only upon (A) the earlier of (i) the termination of your employment with the Company and (ii) January 1, 2005, in which case the Genesoft Options will remain exercisable until the date that is 90 days following the end of the Consulting Period, and (B) your death or permanent disability (as determined pursuant to paragraph 12 above) before January 1, 2005, in which case the Genesoft Options will remain exercisable until the date that is one year following your death or permanent disability (as determined pursuant to paragraph 12 above). Notwithstanding (a) and (b) above, or any other agreement relating to the Genesoft Options, in the event that you resign your employment with the Company without Good Reason prior to January 1, 2005, or in the event that the Company terminates your employment for Cause, your stock options will cease vesting upon the date of such termination, will not accelerate and your vested Genesoft Options will remain exercisable for a period of 90 days following such resignation or termination.

16.	Except as otherwise provided below, upon the termination of your employment with the Company, the Company will provide you with (a) a lump sum severance payment of $449,000, and (b) full forgiveness of the principal of and interest on the loan extended to you by Genesoft in the amount of $315,000 as evidenced by your promissory note dated December 23, 2002; provided, however, that the you shall not be eligible for any severance benefits under this paragraph 16, and the Company will not provide you with any such severance benefits, in the event that either (i) you resign your employment without Good Reason prior to January 1, 2005, or (ii) the Company terminates your employment for Cause prior to January 1, 2005. If your employment terminates pursuant to paragraph 12 above the Company shall forgive your loan upon such termination, but shall not have any obligation to make the $449,000 severance payment referred to in (a) above. Further, the Company’s obligation to provide severance pay and loan forgiveness under this paragraph, and to immediately vest and accelerate options under paragraph 15 above, shall all be conditioned upon your having provided to the Company, in the form attached to this letter, a general release of claims running to the benefit of the Company and those associated with it, such release to be executed by you following but within 21 days of the completion of your relationship with Company under this Agreement.

17.	To assist you in performing your job duties during your employment hereunder, the Company agrees to provide you with a full-time Executive Assistant during the term of your employment. The Company further agrees to offer the position of Executive Assistant to Veronica Garcia, your current assistant, at a rate of pay equal to her current rate of pay increased by three percent, effective as of the Effective Time. The Company will offer Ms. Garcia 90 days of salary continuation upon the conclusion of your employment hereunder (such salary continuation to be conditioned upon her having provided a general release of claims to the Company and all those associated with it in a form satisfactory to the Company), and, in the event that the Company terminates your employment hereunder without Cause prior to January 1, 2005, the Company will provide Ms. Garcia with 90-days’ notice of the termination of her employment, but Ms. Garcia will otherwise be an at-will employee of the Company and the Company will have no obligations to her upon the termination of your employment or hers except as expressly stated herein. In the event that Ms. Garcia’s employment with the Company terminates prior to the conclusion of your employment hereunder, the Company will retain a replacement for Ms. Garcia to serve as your Executive Assistant for the balance of your employment hereunder.

18.	In consideration of this letter agreement and the continuation of your employment, the special severance benefits, and all other benefits provided to you hereunder, to which you agree you would not otherwise be entitled, you hereby agree to the following release of claims against GeneSoft and Genome, effective only if this letter agreement becomes effective:

(a) You agree that this letter agreement and the benefits provided to you hereunder shall be in complete and final settlement of any and all causes of action, rights or claims that you have had in the past, now have, or might now have, whether known or unknown, in any way related to, connected with or arising out of your employment with Genesoft or its termination, or pursuant to any federal, state or local law, regulation or other requirement, including without limitation Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Age Discrimination in Employment Act, and the state fair employment practices statutes of the states in which you have provided services to Genesoft, and you hereby release and forever discharge Genesoft and all of its past and present directors, shareholders, officers, employees, agents and representatives, its affiliates, successors and assigns, as well as the Company (all of the foregoing, collectively, the “Released Parties”), both individually and in their official capacities, from any and all such causes of action, rights or claims.

(b) In signing this letter agreement, which includes the release of claims set forth above, you expressly waive and relinquish all rights and benefits afforded by Section 1542 of the Civil Code of the State of California, and do so understanding and acknowledging the significance of such specific waiver of Section 1542, which Section states as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

Thus, notwithstanding the provisions of Section 1542, and for the purpose of implementing a full and complete release and discharge of the Released Parties, you expressly acknowledge that this Agreement and the release of claims included in it is intended to include in its effect, without limitation, all claims which you do not know or suspect to exist in your favor at the time of execution hereof, and that this Agreement and such release of claims contemplate the extinguishment of such claim or claims.

19.	This letter agreement (including the Exhibits hereto) sets forth the entire agreement between you and the Company and replaces all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the terms and conditions of your employment. You and the Company acknowledge and agree that your employment agreement with Genesoft dated December 8, 2000, as well as all amendments thereto, the Severance Plan of Genesoft set forth in the resolutions of the Genesoft Board dated January 21, 2003 (as such Plan may have been or may be amended) and any other employment related agreements with Genesoft (excluding only your Proprietary Information and Inventions Agreement with Genesoft dated January 3, 2001, and your Full-Recourse Promissory Note, dated December 23, 2002, both of your option agreements, and your rights to indemnification and insurance coverage under GeneSoft’s certificate of incorporation, bylaws, indemnification agreements and insurance policies, each which shall remain in full force and effect in accordance with their terms), shall be terminated without any further action as of the Effective Time and thereafter you shall have no further rights and shall not be entitled to any further benefits thereunder. This letter agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by you and an expressly authorized representative of the Board. This letter agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

20.	All payments made under this Agreement shall be reduced by any tax or other amount required to be withheld by the Company by law.

21.	Neither you nor the Company may make any assignment of this letter agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this letter agreement without your consent to one of its subsidiaries or to any entity that acquires substantially all the assets of the Company, by means of a merger or otherwise. Your obligations to the Company pursuant to the terms of the Intellectual Property and Non-Solicitation shall survive the termination of this letter agreement.

22.	This letter agreement, which includes the release of claims set forth in paragraph 20, creates legally binding obligations, and the Company encourages you to seek the advice of an attorney and/or tax accountant before signing this letter agreement. In signing this letter agreement, you give the Company assurance that you have signed it voluntarily and with a full understanding of its terms; that you have had sufficient opportunity, before signing this letter agreement, to consider its terms and to consult with an attorney or tax accountant, if you wished to do so; and that, in signing this letter agreement, you have not relied on any promises or representations, express or implied, that are not set forth expressly in this letter agreement.

If the terms of this Agreement are acceptable to you, please sign, date and return this letter to me no later than twenty-one (21) days from the date you receive it. You may revoke this Agreement at any time during the seven-day period immediately following the date of your signing by notifying me in writing of your revocation within that period. If you do not revoke this Agreement, then, at the expiration of the seven-day period, this Agreement shall take effect as a legally binding agreement between you and the Company on the basis set forth above. The enclosed copy of this letter, which you should also sign and date, is for your records.

Formalities aside, Gary, we are excited to have you join us. Of course, please feel free to contact me with any questions or concerns.

Sincerely, GENOME THERAPEUTICS CORP.

By:	/s/ Steven Rauscher
Steven Rauscher President and Chief Executive Officer

AGREED AND ACCEPTED:

/s/    Gary Patou

Gary Patou, M.D.

Exhibit A — General Description of Job Duties

Exhibit B — Intellectual Property and Non-Competition Agreement